Mail Stop 6010

								July 13, 2005


Jinyuan Li
Chief Executive Officer
Tiens Biotech Group (USA), Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China

	Re:	Tiens Biotech Group (USA), Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-49666

Dear Mr. Li:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Current Products, page 5

1. We note you have a series of personal care products. Please describe this series of products.


Business Development Strategy - Marketing and Distribution, page
13

2. Please disclose the percentage of revenues obtained from sales in each of the principal countries in which you operate accounting for more than 10% of your revenue.

Item 8A. Controls and Procedures, page 48

3. We note management evaluated your disclosure controls and procedures. Please disclose either that this evaluation led the CEO and CFO to conclude the disclosure controls and procedures are effective or that this evaluation led the CEO and CFO to conclude the disclosure controls and procedures are ineffective. If they concluded the controls are ineffective, please discuss the controls that led to this conclusion. See Item 307 of Regulation S-B.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Background

4. Please tell us and disclose the accounting treatment of the reorganization which was effective September 9, 2003.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Todd Sherman at (202) 551-3665 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Mitchell S. Nussbaum, Esq.
	Loeb & Loeb LLP
	345 Park Avenue
	New York, NY 10154-0037
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Jinyuan Li
Tiens Biotech Group (USA), Inc.
July 13, 2005
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